BRADNER VENTURES LTD.

FORM 51-102F1

Management’s Discussion and Analysis as of March 27, 2008

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2007 and the three-month period ended November 30, 2007 should be read in conjunction with our financial statements and related notes included in this 2007 annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the year ended November 30, 2007, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Selected Annual Financial Information

Fiscal Year Ended November 30, 2007 Compared to the Fiscal Years Ended November 30, 2006 and 2005

The following table provides selected financial information of our company for the fiscal years ended November 30, 2007, 2006 and 2005:

		For the Fiscal Year Ended November 30
		2007		2006		2005
				(Audited)
Revenue	$	Nil	$	Nil	$	Nil
Net loss		(61,980)		(58,145)		(71,186)
Net loss per share (basic and fully diluted)		(0.01)		(0.01)		(0.01)

				As at November 30
		2007		2006		2005
				(Audited)
Total assets		$6,236		$18,020		$80,120
Total liabilities		58,995		8,799		12,754
Shareholders’ equity (deficiency)		(52,759)		9,221		67,366

Results of Operations

Our company did not generate any revenues during fiscal 2007, 2006 or 2005. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $61,980 for the fiscal year ended November 30, 2007, compared to $58,145 for fiscal 2006 and $71,186 for fiscal 2005. Expenses incurred in the fiscal year ended November 30, 2007 and in the quarter ended November 30, 2007 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2007 was $15,993 compared to a cash outflow of $61,381 for the year ended November 30, 2006 and a cash outflow of $67,096 for the year ended November 30, 2005. The decrease in cash outflow of our 2007 fiscal year end as compared to our 2006 fiscal year end was due primarily to an advance of $50,000. The decrease in cash outflow from our 2006 fiscal year to our fiscal 2005 was due to lower operating expenses.

Net loss was $61,980 or $(0.01) per share for the fiscal year ended November 30, 2007, compared to a net loss of $58,145 or $(0.01) per share in the same period in 2006 and $71,186 or $(0.01) per share in the same period in 2005. The increase in the net loss of fiscal 2007 as compared to fiscal 2006 was due to an increase in professional fees, mineral property exploration and office and miscellaneous. The decrease in the net loss of fiscal 2006 as compared to fiscal 2005 was due to a decrease in professional fees.

Summary of Quarterly Results

Quarterly Results of the Fiscal Year Ended November 30, 2007

		2007
	November 30	August 31	May 31	February 29
		(Unaudited)
Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net loss	(14,989)	(19,860)	(19,589)	(7,543)
Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Quarterly Results of the Fiscal Year Ended November 30, 2006
		2006
	November 30	August 31	May 31	February 29
		(Unaudited)
Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net loss	(15,176)	(10,847)	(18,167)	(13,955)
Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity

We had cash of $902 as at November 30, 2007, compared to $16,895 and $78,276 as at November 30, 2006 and 2005, respectively. During the year ended November 30, 2007, we spent $60,993 on operations, received $50,000 from an advance payble and used $5,000 as a deposit in connection with the potential acquisition of an exploration permit, thereby decreasing our cash position from $16,895 at November 30, 2006 to $902 at November 30, 2007. Our company’s normal operating expenses for the fiscal year ended November 30, 2007 of $61,980 included professional fees (accounting, administration and legal) of $39,996, mineral property exploration of $3,921, transfer agent and regulatory fees of $5,790 and office and miscellaneous fees of $9,757.

We had cash of $16,895 as at November 30, 2006, compared to $78,276 as at November 30, 2005. During the year ended November 30, 2006, we spent $58,145 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $78,276 at November 30, 2005 to $16,895 at November 30, 2006. Our company’s normal operating expenses for the fiscal year ended November 30, 2006 of $58,145 included professional fees (accounting, administration and legal) of $35,232, transfer agent and regulatory fees of $5,888 and office and miscellaneous fees of $9,884.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2008, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2007 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $60,993 for the year ended November 30, 2007 compared to $61,381 for the year ended November 30, 2006.

Investing Activities

Investing activities used cash of $5,000 for the year ended November 30, 2007, compared to $Nil for the year ended November 30, 2006.

Financing Activities

Financing activities provided cash of $50,000 for the year ended November 30, 2007, compared to $Nil for the year ended November 30, 2006.

Capital Resources

We anticipate that we will require approximately $50,000 to cover our operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $902 and a working capital deficiency in the amount of $52,759 as of November 30, 2007. As this amount will not enable our company to carry out our plan of operations for the next twelve months, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operations and to fund our working capital requirements. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2007, 2006 and 2005, our company entered into the following related party transactions:

1.

During fiscal 2007, our company incurred $5,245 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2006 and 2005, our company paid $5,858 and $6,000, respectively, for such expenses.

2.	During fiscal 2007, our company incurred $Nil for management fees to a company with a common director. In fiscal 2006 and 2005, our company paid $5,000 and $Nil, respectively, for such expenses.

3.	During fiscal 2007, our company received an advance of $50,000 from a director of our company, which is unsecured, without interest and payable on demand.

These transactions were in the normal course of operations and were measured at the exchange amount.

Fourth Quarter

During the fourth quarter ended November 30, 2007, our company pursued prospective business opportunities. Our management, however, was unsuccessful in locating such an opportunity during this time. During this process, our company incurred normal operating expenses of $14,988. These expenses included $13,037 for professional fees (accounting, administration and legal), transfer agent and regulatory fees of $792 and office and miscellaneous fees of $1,159.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, the determination of reclamation obligations and stock-based compensation. Actual results could differ from these estimates. These accounting policies are summarized below.

Stock-Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after December 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognizes expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property costs will be written-off to operations.

Mineral properties exploration costs are expensed when incurred. Recorded costs of mineral properties are not intended to reflect present or future values of mineral properties.

Change in Accounting Policies

On December 1, 2006, our company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861, “Financial Instruments –Disclosure and Presentation”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Under adoption of these new standards, our company designated accounts payable and accrued liabilities and short term loan as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Disclosure Controls and Procedures

Our company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at November 30, 2007. This evaluation was performed by the Chief Executive officer and the Chief Financial Officer with the assistance of other persons to the extent necessary and appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP a required by Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer, along with other persons to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at November 30, 2007.

There were no changes in the our internal control over financial reporting that occurred since the beginning of our fourth quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 common shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of March 27, 2008, there were 6,058,259 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company. The company has no options or warrants outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

		Year Ended		Year ended
		November 30, 2007		November 30, 2006

Expensed Research and Development Costs	$	Nil	$	Nil
General and Administrative Expenses		61,980		58,145

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.